SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December 01, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
55 (61) 3415-1140
ri@brasiltelecom.com.br

Media and Communication
55 (61) 3415-1822
diretoriadecomunicacao@brasiltelecom.com.

BRASIL TELECOM S.A.
Publicly Held Company
CORPORATE TAXPAYER’s ID76.535.764/0001 -43
BOARD OF TRADE 53.3.0000622 -9

Minutes of the Board of Directors’ Meeting
held on December 1, 2008

Date, Time and Venue:

December 1, 2008 at 11:30 a.m., at the headquarters of Brasil Telecom S.A. (“BT” or “Company”) located at SIA SUL – ASP, Lote “D”, Bloco “B”, Brasília/DF.

Call Notice:

The call notice was issued pursuant to the head paragraph of Article 26 of the Company’s Bylaws, through correspondence signed by the Chairman of the Board of Directors, Sergio Spinelli Silva Junior (Doc. 01).

Attendance:

The following members of the Company’s Board of Directors were present: Messrs. Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Elemér André Surányi, Ricardo Ferraz Torres, Carlos Alberto Rosa, Henrique Jager e Antonio Cardoso dos Santos.

Presiding Board:

Chairman: Sergio Spinelli Silva Junior
Secretary: Filipe Laudo de Camargo

Agenda:

1. Deliberate on authorization for the Executive Board to execute all acts related to the First Addendum to the Indenture of the 5th Debenture Issue of Brasil Telecom S.A., with the objective of amending Clauses 4.2 (return earned by debenture holders) and V (mandatory acquisition by the issuer).

Resolutions:

Prior to the initial analysis of the Agenda, Board Members present unanimously approved the drawing up of the Minutes of this Board of Directors’ Meeting in summarized form, by operation of law, permitting the presentation of votes and protests, which will be received by the Presiding Board and filed at the Company’s headquarters.

Next, the Chairman declared that he has received Invitel S.A.’s (“Invitel”) Previous General Shareholders’ Meeting Minutes and Brasil Telecom Participações’ Previous General Shareholders’ Meeting Minutes held on December 1, 2008 (Docs. 02 and 03), which contain the voting instruction to be followed at this meeting by the members of the Company’s Board of Directors elected on the nomination of Invitel.

Regarding the last item on the Agenda, approval was given to authorize the Executive Board to execute all acts related to the First Addendum to the Indenture of the 5th Issue, which represents the 4th public issue, of simple, unsecured, nonconvertible debentures in a single series, with additional security by Brasil Telecom Participações S.A., for Public Distribution, with the objective of amending Clauses 4.2 and the Indenture of the 5th Issue.

Closure:

With no further business to discuss, the minutes of this Board of Directors Meeting were drawn up, read and found in compliance by all present.

Brasília, December 1, 2008

Sergio Spinelli Silva Junior	Filipe Laudo de Camargo
Chairman	Secretary

The following members of the Company’s Board of Directors were present:

Sergio Spinelli Silva Junior	Pedro Paulo Elejalde de Campos
Elemér André Surányi	Ricardo Ferraz Torres
Carlos Alberto Rosa	Henrique Jager

Antonio Cardoso dos Santos

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 01, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.